

Mail Stop 3030

December 19, 2017

Yehiel Tal
Chief Executive Officer
CollPlant Holdings Ltd.
3 Sapir Street, Weizmann Science Park
Ness-Ziona 74140, Israel

> **Re: CollPlant Holdings Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed November 22, 2017**
> **File No. 333-214188**

Dear Mr. Tal:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Results of Operations

Revenues, page 77 and page 78

1.   We note your disclosure that your revenues increased during the periods presented. Please provide additional detail addressing the reasons for this increase. For example, clarify how your product offerings have changed since the prior period, discuss price and/or volume changes, changes to your distribution, and any other material factors affecting your revenues.

You may contact Kristin Lochhead at (202) 551- 3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Gary M. Emmanuel, Esq.
       McDermott Will & Emery LLP